

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 25, 2017

Martin S. Craighead
President
Bear Newco, Inc.
17021 Aldine Westfield Road
Houston, Texas 77073

> **Re: Bear Newco, Inc.**
> **Registration Statement on Form S-4**
> **Filed March 29, 2017**
> **File No. 333-216991**
> **Bakes Hughes, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 8, 2017**
> **File No. 001-09397**

Dear Mr. Craighead:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4

Questions and Answers, page 5

How will my rights as a New Baker Hughes stockholder after Closing differ from my current rights as a Baker Hughes stockholder? , page 7

1.   Please briefly indicate any material differences in the rights of Baker Hughes' shareholders before and after this transaction.

Summary, page 17

The Transactions, page 18

2.   Please explain the separate roles of EHHC Newco, LLC and CFC Holdings, LLC.
        EHHC is disclosed as a direct wholly owned subsidiary and CFC Holdings as an
        indirect wholly owned subsidiary, and you disclose that as part of the Second Merger,
        these entities will acquire all of the common units held by New Baker Hughes, with
        EHHC becoming the managing member of Newco LLC. However, their separate
        existence and why the common units will be held by both entities doesn't appear
        explained. As such, explain why the transaction is structured to include these two
        entities, and address EHHC's duties as "managing member" of Newco, LLC.

Commercial Agreements, page 35

3.   For each of the subsections contained, you provide a cross-reference to later
        disclosure in the fling. However, for several of those subsections the later disclosure
        provides no additional information.   Please revise or advise.

Risk Factors, page 43

4.   On page 53, you refer to your risk from trade and economic sanctions or other
        restrictions imposed by the United States. We note that on page 99 of its Form 10-K
        for the fiscal year ended December 31, 2016, filed February 24, 2017, General
        Electric Company disclosed that certain affiliates of its Oil & Gas business had
        received purchase orders for the sale of goods and services to Iran, and intended to
        continue such activity. We also are aware of a news report indicating that General
        Electric may be considering investing in the oil sector of Sudan.

        Iran, Sudan and Syria are countries which are designated by the State Department as
        state sponsors of terrorism and are subject to U.S. economic sanctions and export
        controls. Your Form S-4 does not include disclosure about any contacts with Iran,
        Sudan or Syria. Please describe to us the nature and extent of your past, current and
        anticipated contacts with Iran, Sudan and Syria, whether through subsidiaries,
        affiliates, joint ventures or other direct or indirect arrangements. You should describe
        any goods, technology or services you have provided to Iran, Sudan or Syria, directly
        or indirectly, and any agreements, arrangements or other contacts you have had with
        the governments of those countries or entities they control.

5.   Please discuss the materiality of contacts with Iran, Sudan and Syria you describe in
        response to the comment above, and whether the contacts constitute a material
        investment risk for your security holders. You should address materiality in
        quantitative terms, including the approximate dollar amounts of any revenues, assets
        and liabilities associated with Iran, Sudan and Syria for the last three fiscal years and
        the subsequent interim period. Also, address materiality in terms of qualitative
        factors that a reasonable investor would deem important in making an investment
        decision, including the potential impact of corporate activities upon a company's

reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Sudan and Syria.

The Transactions, page 70

6.   We note that in a filing pursuant to Rule 425 filed on November 7, 2016, Film No. 161978473, GE and Baker Hughes provided a "deal valuation overview" on page 17 of such filing. Please revise your disclosure to include such valuation analysis, the assumptions used, and the premium offered to Baker Hughes shareholders.

Background of the Transaction, page 72

7.   Please expand the discussion of the October 8, 2016 meeting to provide detail regarding the "potential estimated synergies." In your discussion of subsequent meetings, address any changes in those estimates.

8.   We notice that several of the materials that you filed pursuant to Rule 425 (e.g., Rule 425 disclosures filed on December 8, 2016, and April 5, 2017, Film Nos. 162041076 and 17741638) cite lower costs per barrel as a result of the merger. However, we can find no comparable discussion in the registration statement. Please advise or revise.

9.   Please expand the discussion of the October 12, 2016 meeting to explain what is meant by an "Up-C Structure" and the reason for proposing that it be utilized. In an appropriate location, disclose the consideration – both positive and negative - given by the Baker Hughes board to the Up-C Structure. Address also the impact of that structure upon New Baker Hughes.

10.   Please disclose the impediments to the strategic alternatives considered by the Baker Hughes board of directors with the assistance of Goldman Sachs at the October 14, 2016 meeting, and explain ultimately why those alternatives were not pursued. For example, disclose Baker Hughes' long-term strategic plan as a stand-alone company and the reasons the board decided in favor of the opportunity afforded to the Baker Hughes stockholders via the merger consideration and special dividend in lieu of this or any such alternative. In that regard, we notice the sixth bullet on page 80.

11.   Please briefly disclose the material contents of the letter from Goldman Sachs that Davis Polk reviewed with the Baker Hughes board of directors at the October 14, 2016 meeting. In this regard, elaborate on the certain relationships disclosed for which Goldman Sachs confirmed that such matters would not limit its ability to fulfill its responsibility as financial advisor. Please also explain the board's consideration of those relationships and any impact such consideration had on the board's decision to continue to retain Goldman Sachs as financial advisor.

12.   Please provide more detail on the process by which the merger parties came to agree to the governance structure of the new combined entity, including the protections for Baker Hughes public stockholders. In this regard, you disclose that the protections for Baker Hughes public stockholders were discussed at the October 21, 2016 meeting between Messrs. Waterbury and Marsh, including the positions of GE in its draft stockholders agreement of October 20, 2017. However, we note that the terms ultimately agreed upon and discussed by Davis Polk at the October 30, 2016 special meeting of the Baker Hughes board of directors differ from GE's initial proposals, and you do not appear to have explained when or how these revised terms were agreed upon.

13.   Please expand the chronology to provide additional substance regarding the content of any discussion between the parties and their advisors about potential alternative structures for the transaction following execution and delivery of the Transaction Agreement on October 30, 2016. Ultimately, we note that these discussions resulted in the parties executing and delivering the Amendment to the Transaction Agreement and Plan of Merger dated March 27, 2017, as well as corresponding changes to various ancillary agreements.

Recommendation of the Board of Directors and its Reasons for the Transactions, page 79

Strategic Rationale, Stockholder Value, page 80

14.   You disclose that the special dividend of $17.50 per share is equal to more than 30% of the "undisturbed share price" of Baker Hughes common stock but do not define that term until page 97. Please define and disclose the term "undisturbed share price" the first time that you use it.

Projected Financial Data, page 86

15.   Please ensure that you disclose all material assumptions underlying the forecasts and synergies. For example, we note that in a filing pursuant to Rule 425 filed on October 31, 2017, Film No. 161960843, GE and Baker Hughes disclose on page 24 certain assumption for the pro-forma financials, such as assuming $45-60/bbl oil price through 2019, and Baker Hughes achieving 60% of 2014 peak EBITDA in 2020. An additional example, on page 27 on this same filing pursuant to Rule 425, General Electric and Baker Hughes disclose assuming free cash flow conversion of 90% by 2020.

Estimated Synergies, page 88

16.   We note that that the "New Baker Hughes Pro Forma Assuming Closing" discounted cash flow analysis on page 98 discloses an illustrative range of present values per share of Baker Hughes common stock both including and excluding synergies. You disclose here on page 88 estimated synergies across multiple categories by 2020. However, the pro forma discounted cash flow analysis on page 98 appears to use annual synergy assumptions from 2017E-2020E, as discussed on page 12 of Goldman

Sachs' October 30, 2016 presentation materials provided supplementally to us. We further note that page 11 of the Goldman Sachs' presentation presents a yearly potential cost and capex synergy assessment from 2017E -2020E, which is discussed as provided by Baker Hughes management to Goldman Sachs for use in their analyses. Please revise your section on page 88 to also disclose the yearly synergy estimates necessary to understand the financial analyses summaries.

Certain Updates and Supplements to the Forward-Looking Information, page 93

17.   Please disclose the date GE and Baker Hughes prepared and made available updates and supplements of the forward-looking information.

Opinion of Baker Hughes' Financial Advisor, page 94

18.   We note that additional detail and analyses appear in Goldman Sachs' October 30, 2016 presentation materials provided supplementally to us. For example, under the section "Supplemental Materials" it appears that Goldman Sachs' performed an illustrative pro forma trading analysis as of the undisturbed date of October 26, 2016. As appropriate, please expand the financial analyses summaries to include the additional analyses or tell us why you are not required to do so.

Relative Contribution Analysis, page 99

19.   You disclose that Goldman Sachs analyzed the implied equity contribution of Baker Hughes and GE O&G to New Baker Hughes, excluding the Baker Hughes synergies, using actual and estimated financial metrics, including among other metrics, EBITDA and EBITDA minus capital expenditures, using the Baker Hughes forecasts and Baker Hughes forecasts for GE O&G. Please disclose the capital expenditure forecasts necessary to understand this analysis. In this regard, we note that the Baker Hughes and GE O&G selected financials included on pages 5-6 of Goldman Sachs' October 30, 2016 presentation materials provided supplementally to us, include projections of capital expenditures for each company 2016E – 2020E that appear provided by Baker Hughes management to Goldman Sachs for use in their analyses.

Tax Matters Agreement, page 154

20.   We note that GE will be entitled to 50% of any tax savings of New Baker Hughes derived from certain tax attributes resulting from an exchange by GE of Paired Interests for shares of Class A common stock. Please expand your disclosure under this heading and related disclosures elsewhere in the filing to include the salient terms of the Tax Matters Agreement, including the circumstances under which conversion or termination may occur, quantification of the liability that would arise under the conversion and termination provisions, based on circumstances prevailing at the end of the period covered by your report. Please identify any material assumptions made in compiling these figures and the reasonably possible range of effects that may occur if differences between your assumptions and actual events or circumstances arise.

21.   Please disclose the accounting policies that you will apply in recognizing tax assets
        and any valuation allowances, also the payables under your Tax Matters Agreement
        when unit holders elect an exchange of Paired Interests, and in adjusting those
        accounts for subsequent changes in circumstances. Please clarify the extent to which
        exchange of Paired Interests is contemplated in the foreseeable future, and if payables
        are expected to arise in connection with the transaction under this arrangement, revise
        your pro forma presentation to describe all aspects of the accounting.

Unaudited Pro Forma Condensed Combined Financial Statements, page 158

Note 3 – Purchase Accounting Adjustments, page 162

22.   Please add a tabulation following your computation of purchase consideration to
        indicate your preliminary allocation of the purchase price. If there are aspects of your
        estimates for which material differences are reasonably likely to occur, disclose their
        nature and the range of reasonably possible variation in assumptions and effects.

Note 4 – Other Adjustments, page 164

23.   We not that you included a $26 million pro forma reduction to interest and financial
        charges associated with the fair value increase to debt as described in Note 3(E).
        Please expand your disclosure to clarify how an increase in the fair value of debt
        results in reduction of interest and financial charges.

24.   You indicate that you are providing adjustments to eliminate various charges that are
        reflected in the historical financial statements because they are not expected to be
        recurring, such as adjustments U and W. While the distinction of whether a charge
        will be recurring is pertinent in deciding whether a pro forma adjustment gives effect
        in the pro forma statement of operations, it is not clear that this is an adequate
        rationale for eliminating charges that have already been reported in the historical
        financial statements. Please eliminate any adjustments of this type; retain narratives
        as appropriate to convey the nature and magnitude of the amounts.

25.   Please explain your rationale for adjustment V, the description of which indicates you
        intend to report the $1.7 billion Baker Hughes impairment charge as selling, general
        and administrative expenses. Tell us the extent to which the GE Oil and Gas financial
        statements report impairment charges in this manner.

26.   Please expand your descriptions of all reclassification adjustments to more clearly
        describe both the item and the specific change in classification. It should be clear
        how the line descriptions are appropriate to the amounts being reclassified.

27.   Disclose the rationale for any adjustments that you indicate are necessary for items
        that are "not allocable to New Baker Hughes." Provide separate columns in your pro
        forma presentations for all adjustments pertaining to assets, liabilities or activity that
        is associated with the historical GE financial statements.

28.   To the extent that you have multiple adjustments impacting a particular line or section of the pro forma balance sheet or pro forma statement of operations, please group such adjustments under a common heading.

Note 5 – Items not included, page 166

29.   We note that you have listed property, plant and equipment and related depreciation expense as a non-recurring charge for which pro forma effect has not been illustrated in your presentation. Please explain the basis for your characterization of these items and tell us why you have not estimated the fair value of the acquired property, plant and equipment and calculated an appropriate adjustment to depreciation expense.

30.   You indicate that pro forma adjustments have not been provided for other non-recurring costs associated with various agreements that will take effect in connection with the integration of GE O&G and Baker Hughes, including "transition services agreements, site services agreement, professional fees, consultants, information technology implementation, relocation and severance..." However, it remains unclear how each of these items has been appropriately described as non-recurring.

31.   Please describe more fully the nature, scope and duration of each agreement, including an estimate of the costs that you expect to incur under these arrangements. Also clarify the extent to which the services for which you have contracted were previously provided by the parent or other parties.

Management's Discussion and Analysis of Financial Condition and Results of Operations of GE O&G, page 200

Key Performance Indicators, page 202

32.   We note your disclosure indicating that for 2016 and 2015, the dollar amount of orders received were substantially less than revenues. Please expand your disclosure to include a more detailed discussion of this trend and the extent to which it is reasonable likely to have a material effect on your results of operations. Please also clarify whether any portion of your year-end backlog is not reasonably expected to be filled within the current fiscal year. You may refer to Item 101(c)(1)(viii) and Item 303 of Regulation S-K and SEC Release No. 33-8350 for further guidance.

Results of Operations, page 203

Fiscal Year 2016 to Fiscal Year 2015, page 205

33.   We note that your tabulation labeled "Segment revenue & Segment earnings (loss) before income tax walk: 2016 – 2015" includes the captions of i) (Inflation)/Deflation and ii) productivity. Please expand your disclosure to discuss the nature of these accounts, and to explain how you quantify each of these measures. Please identify any key assumptions utilized in measurement and the underlying rationale.

GE Oil & Gas Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page FS-8

34.   We note that long-term intercompany financing has been excluded from the asset and liability balances in the combined statement of financial position and instead reported as net parent investment within equity. Since you have not shown an interest charge on intercompany debt, please expand your disclosures to provide an analysis of your intercompany accounts with GE. You may refer to Question 4 of SAB Topic 1:B.1 if you require further clarification or guidance.

Baker Hughes, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016

Products and Services, page 4

Oilfield Operations, page 4

35.   We note that on December 30, 2016 you contributed your wholly-owned North American onshore cementing and hydraulic fracturing business, which was comprised of the U.S. and Canada operations, to a newly formed venture ("BJ Services, LLC"), of which you retained a 46.7% interest and account for as an equity method investment. Please explain what other services, if any, within the onshore North American pressure pumping business you have retained, such as coiled tubing and acidizing services. On page 65, you also disclose that utilizing a "strategic collaboration" you will have access to BJ Services' product and service portfolio to continue to provide solutions to customers in the North American onshore market. Please explain the strategic collaboration and how you will still have access to BJ Services' product and service portfolio.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Cannarella at (202) 551-3337 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources